Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 26, 2007

List of materials

Documents attached hereto:


i) Press release announcing: Sony Corporation Statement on Today's Media Reports



                                                                  April 26, 2007
                                                                Sony Corporation


              Sony Corporation Statement on Today's Media Reports


TOKYO, April 26, 2007---- Certain media reported today on a plan for an initial public offering of Sony Financial Holdings Inc (SFH), a wholly owned subsidiary of Sony Corporation.

There is no change in Sony Corporation's plan to make an initial public offering of SFH at an appropriate timing during the fiscal year ending March, 2008 or thereafter. We would like to refrain from making any further comments.



This announcement is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements.


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